July 25, 2011
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Ceres, Inc.
Registration Statement on Form S-1, filed May 23, 2011
Amendment No. 1 to Registration Statement on Form S-1, filed June 27, 2011
Amendment No. 2 to Registration Statement on Form S-1, filed July 5, 2011
(File No. 333-174405)
Responses to SEC Comment Letter dated July 13, 2011
Dear Mr. Reynolds:
On behalf of Ceres, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 13, 2011 relating to the Company’s registration statement on Form S-1 (File No. 333-174405) filed on May 23, 2011, as amended by Amendment No. 1 filed on June 27, 2011 and Amendment No. 2 filed on July 5, 2011 (collectively, the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
Please read this letter in conjunction with the accompanying Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 3.
Amendment Nos. 1 and 2 to Registration Statement on Form S-1
Stock-Based Compensation, page 54
Valuation as of February 28, 2011, page 58.

1.	We note you decided to move forward with an initial public offering in April 2011, in part, due to “the anticipated success of [y]our Brazilian seed trials scheduled for May 2011.” As it appears your trials did not commence until after your decision to move forward with an IPO, revise to clarify how you formed a conclusion that they would succeed. Further, supplement this discussion with your evaluation of the impact of the 1 to 3-year timeframes required for regulatory approval of such seeds (as disclosed on page 84).
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see pages 58 and 59 of Amendment No. 3.
Risk Factors, page 12
2.	We reissue comment eight of our comment letter dated June 20, 2011. Please revise the first risk factor on page 29 discussing your inability to adequately protect your proprietary technologies and products, to specifically discuss intellectual property in Brazil.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see page 29 of Amendment No. 3.
Use of Proceeds, page 38
3.	We note that you may use a portion of the net proceeds to expand your business through acquisitions of other companies, assets or technology. Please disclose specifically which line items in the table would be reduced due to this change in allocation.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see page 38 of Amendment No. 3.
4.	We reissue comment 12 of our letter dated June 20, 2011. We continue to note the disclosure that the amounts actually spent may vary significantly. We also note that the table heading of approximate amount of net proceeds intended to be used creates the impression that the allocation of proceeds may be changed. The company may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see page 38 of Amendment No. 3.
Results of Operations, page 61
5.	We reissue comment 15 of our letter dated June 20, 2011. Please revise your discussion of the results of operations to quantify the incremental impact of each individual business reason for the changes in the line items. For example and without limitation, we note that you do not quantify the decrease in production and related costs for your switchgrass product and the higher production costs associated with the increased production of sweet sorghum and high biomass sorghum products.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see pages 62-68 of Amendment No. 3.
6.	We reissue comment 16 of our letter dated June 20, 2011. We note the discussion of the results of operations for the eight months ended August 31, 2009 and the year ended August 31, 2010 indicates that the various changes in the line items are due to a significant extent upon the non-comparable periods. Please revise the disclosure to quantify the impact on the line items of the non-comparable periods.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see pages 62-67 of Amendment No. 3.
Business, page 74
7.	We partially reissue comment 21 of our letter dated June 20, 2011. Please provide the source of information included in the prospectus. For instance, provide the source for the statement that Brazilian mill operators have an estimated 3.4 million metric tons per day of crushing capacity and can obtain usable sugarcane approximately 200 days per year.
Response:
The Company has revised its disclosure on pages 2 and 75 of Amendment No. 3 in response to the Staff’s comment. With respect to the statement relating to 3.4 million metric tons per day of crushing capacity, the Company estimated the daily crushing capacity range of the Brazilian sugar and ethanol mills by dividing the annual crushing tonnage, as published in AGRIANUAL 2011, a yearbook of Brazilian agricultural production data published by Agra FNP, a publisher of agribusiness information, by the average number of days in the sugarcane production season, which is approximately 200 days. The Company will provide to the Staff supplementally under separate cover, copies of the source material relating to this and other information contained in the prospectus.
Our Solutions, page 77
8.	We note the disclosure added in response to comments 23 and 24 of our letter dated June 20, 2011. Please revise to clarify the approximate share of the cellulosic biofuels and biopower production market using the conversion processes discussed under “Drop-in” Products.
Response:
The Company respectfully advises the Staff that all biomass to power or biopower production uses an ignition and combustion process and our products would be suitable for use in nearly any such process.
There are also a wide range of cellulosic to biofuels conversion technologies, but the cellulosic biofuels industry is in the early stages of development and none of these have any appreciable market share at this time. We are involved in the development of, and expect our products to be suitable for use with, such technologies.
This section is intended to illustrate that our products can work with a broad range of conversion (and combustion) technologies, regardless of which technologies capture the greater market share in the future. The Company has revised the disclosure on page 78 to reflect the fact that the recent tests are examples of the drop-in nature of its products.
Our Technology Platforms, page 81
9.	We partially reissue comment 27 of our letter dated June 20, 2011. Please disclose the material terms of these options and licenses. In particular, disclose the royalty range for each agreement. Any minimum royalty payments would be a material term that should be disclosed. Also, disclose the duration of your license agreement with IBERS. Lastly, disclose the upfront license fee paid to date pursuant to the Texas A&M agreement.

Response:
With respect to the royalty ranges for each agreement, the Company respectfully advises the Staff that it submitted a request for confidential treatment relating to such royalty ranges, among other things, on July 5, 2011. The Company believes a discussion of the details related to the royalty ranges under these agreements would cause immediate damage to its competitive position and could cause irreparable harm to the relationship between the Company and its partners. Information relating to royalty rates, royalty amounts and the calculation of such fees are terms that were the subject of substantial negotiation between the Company and each of its collaborators. Among other things, the disclosure of the royalty rates negotiated in the Company’s current agreements would make it difficult for the Company to negotiate new royalty rates and license fees because each potential contracting party, aware of the terms of the current agreements, would demand that the prospective agreements be on at least as favorable terms.
With respect to the minimum royalty payments, any minimum royalty payments due to our germplasm collaborators under our license agreements with them are currently immaterial. The Company has added disclosure on page 83 in response to the Staff’s comment.
With respect to the duration of the license agreement with IBERS, the Company has revised the disclosure in response to the Staff’s comments on page 83.
With respect to the upfront license fee paid to date pursuant to the Texas A&M Agreement, the Company respectfully advises the Staff that the aggregate upfront license fees that have been paid or have become due to all germplasm collaborators, including Texas A&M, for the year ended August 31, 2010 and the nine months ended May 31, 2011 have not been material. The Company has included such disclosure on page 83.
Seed Production and Operations, page 92
10.	We note your added disclosure regarding your Brazilian production capabilities on page 93 in response to comment 34 of our letter dated June 20, 2011. Please further revise this section to discuss your current seed production capabilities for your high biomass sorghum and switchgrass products and to clarify the composition of the 300,000 pounds of seed you warehouse annually in your Amarillo facility.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see page 94 of Amendment No. 3.

Major Research Collaborations, page 95
11.	We partially reissue comment 35 of our letter dated June 20, 2011. Please revise this section to disclose the allocation of costs arising from such collaborations. In this regard we note that you have only added disclosure regarding how such allocation is determined. Also, disclose the range(s) of royalty payments.
Response:
With respect to the allocation of costs related to our research collaborations, Amendment No. 3 contains disclosure that the costs arising from such collaborations are negotiated between the parties in good faith. As described on pages 96-97, our funding commitments are determined on a project-by-project basis. Our disclosure on page 96-97 states that our funding commitments with respect to the Noble Foundation collaboration are determined jointly with the Noble Foundation on a three-year project basis and the disclosure on page 97 states that our funding commitments with respect to the IBERS collaboration are determined jointly with IBERS on a project basis. The Company has also included disclosure on page 98 of Amendment No. 3 that discloses the Company’s budgeted costs of research activities under these agreements.
Please see the Company’s response to Comment 9 for a discussion of the disclosure of the range of royalty payments under the Company’s major research collaborations.
12.	We reissue comment 38 of our letter dated June 20, 2011. Please provide the disclosure required by Item 101(c)(1)(viii) of Regulation S-K regarding your dependence upon one or a few major customers. We note the disclosure in footnote (1)(l) to the financial statements.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see pages 54 and 96 of Amendment No. 3.
Management, page 105
13.	We reissue comment 39 of our letter dated June 20, 2011. Please provide the beginning and ending dates of employment for each business experience discussed in this section. For instance, disclose the dates of employment for Mr. Debbane at the Boston Consulting Group, for Dr. Flavell as a professor at UCLA, for Mr. Kiley as general counsel and vice president of Genentech, for Mr. Krieger at McKinsey & Co., for Mr. Van Acker at Planet Genetic Systems, for Mr. Kuc at Eli Lilly, and for Dr. Gwyn at Dekalb Genetics and Chembred Inc. Also, please disclose Mr. Kiley’s and Mr. Van Acker’s business experience for the last five years.

Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see pages 107-110 of Amendment No. 3.
Compensation Discussion and Analysis, page 116
14.	We partially reissue comment 43 of our letter dated June 20, 2011. We note your added disclosure starting in the last sentence of page 118. Please quantify the amounts by which base salaries deviate from the 60th percentile target.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see page 120 of Amendment No. 3.
15.	We reissue comment 44 of our letter dated June 20, 2011. We note that individual officer performance is an important factor in determining compensation. Please revise to provide additional disclosure and analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and the specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see pages 120-121 of Amendment No. 3.
16.	We partially reissue comment 45 of our letter dated June 20, 2011. Please provide a more detailed discussion of the specific goals used in determining the bonus. If there were no specific goals, please clearly state in the disclosure and provide a more detailed discussion of the specific subjective analyses that were used to determine the actual bonus payouts.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see pages 120-121 of Amendment No. 3.

Exhibits
17.	We reissue comment 53 of our letter dated June 20, 2011. We note that Exhibit 10.10 appears to be missing exhibit A. Please re-file this exhibit in its entirety with your amended registration statement. We also note that Exhibit 10.16 is missing schedules and Annex A and Exhibit 10.20 is missing schedules and Attachment B.
Response:
The Company is re-filing Exhibit 10.10 in its entirety with Amendment No. 3. The Company wishes to note that the same graphic now correctly appears in two locations in the same document. First as Exhibit A to the entire Ground Lease Agreement. In this case, the Exhibit A is titled “Legal Description of the Premises” and appears on page 20. Second the same graphic appears as Exhibit A to the “Memorandum of Lease and Option to Purchase” found at the end of the full Ground Lease Agreement as Exhibit B. In this case, the Exhibit A is titled “Leased Premises” and appears on page 24.
With respect to The Master Research Agreement between The Samuel Roberts Noble Foundation, Inc. and the Company filed as Exhibit 10.16 (the “Noble Agreement”) and the Collaboration Agreement between IBERS and the Company filed as Exhibit 10.20 (the “IBERS Agreement”) the Company respectfully advises the Staff as follows:
The Company considers the Noble Agreement and the IBERS Agreement to be material agreements primarily because they set up long term relationships in which the other party agrees to an exclusive relationship with Ceres for the relevant crop and is prohibited from working with third parties in this crop (subject to certain exceptions). The Company notes that the Noble Agreement is a Master Research Agreement (“MRA”) that runs for 20 years and the IBERS Agreement is a Collaboration Agreement that runs for 15 years. Both the Noble Agreement and the IBERS Agreement anticipate that specific research projects will be decided upon between the parties and will be formalized in separate agreements referred to as “schedules.” We have entered into a number of such agreements, as listed below. Each such agreement refers to the Noble Agreement or the IBERS Agreement, provides that the parties agree to conduct a defined research project, and has attachments that define the details of the research project and the budget for such project. The terms of the Noble Agreement and the IBERS Agreement are respectively incorporated in the respective agreements by reference, but in case of discrepancy the terms of the “schedule” agreements prevail. Such agreements typically have a 3-year term and have their own termination provisions. Termination of the Noble Agreement does not affect any “schedule” agreement between Noble and Ceres and termination of any “schedule” agreement between Noble and Ceres does not as such affect the Noble Agreement. Termination of the IBERS Agreement does not affect the “schedule” agreement between IBERS and Ceres, and termination of the “schedule” agreement between IBERS and Ceres does not as such affect the IBERS Agreement. Therefore, the Company considers each “schedule” agreement between Noble and Ceres and between

IBERS and Ceres as a stand-alone agreement, entered into to implement a specific project under the Noble Agreement and the IBERS Agreement respectively, and does not consider any of the “schedule agreements” to be material to the Company.
The following is a list of such agreements entered into to date and their current status:
2.1 Schedule 1 with Noble of 2006 as revised in 2006: superseded by Schedule 4
2.2 Schedule 2 with Noble of 2006, expired in 2009
2.3 Schedule 3 with Noble of 2006, expired in 2009
2.4 Schedule 4 with Noble of 2007, due to expire December 31, 2011
2.5 Schedule 5 with Noble of 2009, due to expire July 31, 2012
2.6 Schedule 6 With Noble of 2009, due to expire October 31, 2012
2.7 Schedule 1 with IBERS of 2007, as amended, due to expire March 31, 2012

18.	We note a reference to a sponsored research agreement and an amendment thereto in Exhibit 10.11. Please file this agreement in its entirety.
Response:
The Company respectfully advises the Staff that the sponsored research agreement and an amendment thereto in Exhibit 10.11 is an agreement between the Company and the University of Cambridge dated June 1, 2000, as amended in October 2001. The agreement expired on December 31, 2004.
19.	We note that Exhibit 10.16 refers to certain schedules that “shall become a part of this Agreement” that do not appear to have been filed with your registration statement. Please re-file Exhibit 10.16 in its entirety, subject to any portions redacted pursuant to your confidential treatment request.
Response:
Please see the Company’s response to Comment 17 above.
*      *      *
Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 3 to Registration Statement, or if you require additional information, please feel free to contact me at (212) 848-8244.
Very truly yours,
/s/ Danielle Carbone
Danielle Carbone
Encl.

cc:	Raj Rajan, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission
Shehzad Niazi, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Richard Hamilton, Ceres, Inc.
Wilfriede van Assche, Ceres, Inc.